SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Overseas Regulatory Announcement: Extraordinary Fluctuation in Trading of A Shares dated August 4, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 5, 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

Both the Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Extraordinary Fluctuation in Trading of A Shares

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 (2)of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

The Company’s A share price increased to its maximum permitted limits on three consecutive trading days, July 31, August 3 and 4, 2009. As of the date of this announcement, the Company is aware of no material information subject to disclosure that has not already been disclosed by the Company. As confirmed with the Company’s major and controlling shareholder, China Petroleum and Chemical Corporation, China Petroleum and Chemical Corporation is not aware of material information subject to disclosure that has not been disclosed by such company. The Company will promptly disclose relevant information as required by the applicable laws and regulations.

1.	Extraordinary Fluctuation in Share Trading

The Company’s A share price increased to its maximum permitted limits on three consecutive trading days, July 31, August 3 and 4, 2009, thus constituting an event of extraordinary fluctuation in share trading according to Rules Governing Trading of Stocks on Shanghai Stock Exchange.

2.	Situation Concerning and Verified by the Company

Except that the Company has stated in its announcement made on July 22, 2009 that “the Company will not be able to disclose the share reform (“Share Reform”) plan within one month”, as of the date of this announcement, the Company is not aware of other material information subject to disclosure that has not already been disclosed by the Company. As confirmed with the Company’s major and controlling shareholder, China Petroleum and Chemical Corporation, China Petroleum and Chemical Corporation is not aware of material information subject to disclosure that has not been disclosed by such company.

3.	Statement on Disclosure of Material Information

The board of directors of the Company has confirmed that thus far, no events nor any planning, consultation, intent or agreement relating to such events have occurred that should have been disclosed by the Company in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and other applicable rules. To the best of its knowledge, the board of directors of the Company is not aware of information that may have a material impact on the Company’s shares price or the derivatives thereof that should have been disclosed by the Company in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and other applicable rules.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 4, 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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